**Loewen, Stronach & Co.**
Chartered Accountants
A partnership of incorporated professionals

7th Floor, 2695 Granville Street, Vancouver, BC V6H 3H4 • Telephone 604-736-1221 • Fax 604-736-1225 • E-mail lsco@telus.net

**DELIVERED VIA SEDAR**

March 31, 2006

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
Executive Director
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

North West Territories
Registrar of Securities
Department of Justice
1st Floor Stuart M. Hodgson Building
5009 – 49th Street, PO Box 1320
Yellowknife, NWT X1A 2L9

Dear Sirs:

**Starfield Resources Inc. (the "Company")**

We have been informed by the Company of its intention to appoint Davidson & Company (the Successor Auditor") as the auditor of the Company effective upon the resignation of Loewen, Stronach & Co. (the "Former Auditor"). The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations. We have reviewed the information contained in the Change of Auditors Notice (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the North West Territories Registrar of Securities from each of the Former Auditor and the Successor Auditor, will be delivered to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of our firm's resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours sincerely,

Loewen, Stronach & Co.

Allan Stronach, CA

AMS/sb

Enclosure

F:\Data\AMS\67153\Year 2005\Starfield Former Auditor Letter.dot

## SCHEDULE "A"

## CHANGE OF AUDITORS NOTICE

Effective March 30, 2006, Loewen, Stronach & Co. were informed that they would not be reappointed as auditors of Starfield Resources Inc. (the "**Corporation**"). On recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of Davidson & Company LLP, as auditors for the Corporation for 2006 The Corporation will ask that the unitholders of the Corporation approve and ratify the appointment of Davidson & Company LLP, at the annual meeting of the shareholders of the Corporation to be held on July 20, 2006.

During Loewen, Stronach & Co.'s appointment, there were no disagreements with Loewen, Stronach & Co. on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

Loewen, Stronach & Co. did not have any reservations in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of Loewen, Stronach & Co.

The Corporation has requested Loewen, Stronach & Co. and Davidson & Company LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 30 day of March, 2006.

**STARFIELD RESOURCES INC.**

"Glen Indra"

President